Exhibit 99.2

YY Group Acquires 95% Stake in Profitable Singapore-Incorporated Distributor

Bolt-on acquisition expected to contribute to Group revenue and net income in the first full quarter following completion

SINGAPORE, Aug. 4, 2026 /PRNewswire/ -- YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), an AI-enabled workforce management platform and integrated facility management (IFM) provider operating across Asia and beyond, today announced that it has completed the acquisition of a 95% interest in Xtreme Solutions Pte. Ltd., an established Singapore-incorporated distributor (the “Target”) for a total consideration of 4.5 million Singapore Dollars (“S$”) (approximately US$3.5 million), payable through a combination of S$0.9 million in cash and Class A ordinary shares of the Company with an aggregate value of S$3.6 million, which will be subject to a 12-month lock-up period (the “Acquisition”).

Based on unaudited and unreviewed financial statements prepared in accordance with Singapore Financial Reporting Standards (“SFRS”), the Target generated revenue of approximately S$6.0 million (approximately US$4.7 million), with a net profit of approximately S$600,000 (approximately US$0.47 million) in its financial year ended March 31, 2026. The Acquisition is expected to be accretive to the Company’s revenue and net profit in the first full quarter following completion.

YY Group believes the Target has grown into an established and profitable Singapore-incorporated distribution business, primarily through traditional sales channels and word-of-mouth referrals, while its digital sales channel remains underdeveloped and represents a significant growth opportunity. YY Group, through its digital marketing and technology subsidiary, MediaPlus Venture Group Pte. Ltd., expects to bring capabilities that the Target has not previously had access to: e-commerce and web development, digital marketing, and performance analytics. YY Group intends to modernize the Target’s digital storefront, inventory visibility, and customer acquisition channels, boosting the visibility and efficiency of a business already operating profitably. Additionally, the Target’s operational footprint is expected to provide a new, captive deployment environment for YY Group’s core YY Circle manpower outsourcing services, by creating ongoing demand for manpower to support the Target’s operations.

YY Group also plans to expand the Target’s business into overseas markets where YY Group already has an operating presence. YY Group intends to promote the Target’s products through the YY Circle platform, which has more than 500,000 members, creating additional cross-selling, customer acquisition, and regional distribution opportunities across YY Group’s ecosystem.

“Our approach to acquisition is straightforward: look for profitable, well-run businesses where we can add value without diverting attention from our core platform,” said Mike Fu, Chief Executive Officer of YY Group. “The Target fits that profile exactly: a strong operator with a loyal customer base that will generate cash immediately while offering an opportunity for digitalization-driven growth. We will continue to selectively pursue acquisitions of established, profitable businesses, apply our technology and marketing infrastructure, and grow revenue without disrupting what already works.”

The Target’s existing management team will continue to lead the business under a service agreement, preserving supplier relationships, product expertise, and customer trust built over its operating history. The Target will retain its current brand and store presence.

About YY Group Holding

YY Group Holding Limited (Nasdaq: YYGH) is an AI-enabled workforce management platform and integrated facility management (IFM) provider, headquartered in Singapore and operating across Asia and beyond. The Company’s intelligent workforce solutions platform, YY Circle, helps clients across hospitality, food and beverage, retail, and other service sectors predict, plan, and optimize workforce deployment. In YY Group’s IFM business, its 24IFM software platform and comprehensive IFM subsidiary portfolio support clients across hospitality, transportation, banking, retail, and mixed-use facilities.

As both business lines scale, the Company is systematically embedding AI and automation capabilities – progressing from intelligent decision support toward increasingly autonomous workforce management – to improve service quality, reduce deployment costs, and drive long-term margin expansion. Listed on the Nasdaq Capital Market, YY Group is committed to infrastructure innovation, measurable client outcomes, and long-term value creation.

Exchange Rate Information

Translations of amounts from Singapore dollars into U.S. dollars in this press release are solely for the convenience of the reader and were calculated at a rate of S$1.00 to US$0.7801, being the exchange rate on August 3, 2026. No representation is made that the Singapore dollar amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate.

Forward Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market across Southeast Asia, Hong Kong, and other markets in which the Company operates, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, (vi) our ability to successfully develop, deploy, and commercialize our AI-powered and automation products and capabilities, including through strategic partnerships, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer
YY Group
enquiries@yygroupholding.com